UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Copart, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

217204 10 6

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217204 10 6	Page 2 of 5 pages

1.	Names of Reporting Persons. Willis J. Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,423,333 shares of Common Stock (1)
	6.	Shared Voting Power 8,851,213 of Common Stock (2)
	7.	Sole Dispositive Power 4,423,333 shares of Common Stock (1)
	8.	Shared Dispositive Power 8,851,213 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,274,546 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.4% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes options to purchase 4,423,333 shares of Common Stock, which will be exercisable within 60 days of December 31, 2015.
(2)	Consists of 7,476,885 shares of Common Stock held of record by the Willis J. Johnson and Reba J. Johnson Revocable Trust DTD 1/16/1977 (“Johnson Trust”) and 1,374,328 shares of Common Stock held of record by the Reba Family Limited Partnership II (“Limited Partnership”). Willis J. Johnson, a member of the Issuer’s board of directors and named executive officer, is a trustee of the Johnson Trust and a general partner of the Limited Partnership. Reba J. Johnson, Willis J. Johnson’s spouse, is a trustee of the Johnson Trust and a general partner of the Limited Partnership.
(3)	The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person as of December 31, 2015 is based on 111,903,177 shares of Copart Common Stock outstanding, which is calculated by subtracting the 8,333,333 of Copart Common Stock that Copart indicated were acquired in their modified “Dutch Auction” tender offer on Schedule TO/A on December 30, 2015 from the 120,236,510 shares of Copart Common Stock indicated as outstanding as of November 23, 2015 in Copart’s Quarterly Report on Form 10-Q for the period ended October 31, 2015.

Page 3 of 5 pages

Item 1.

(a)	Name of Issuer:

Copart,	Inc.

(b)	Address of Issuer’s Principal Executive Offices:

14185 Dallas Parkway
Suite 300
Dallas, TX 75254

Item 2.

(a)	Name of Person Filing:

Willis	J. Johnson

(b)	Address of Principal Business Office or, if none, Residence:

Willis J. Johnson
c/o Copart, Inc.
14185 Dallas Parkway
Suite 300
Dallas, TX 75254

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

217204 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

Page 4 of 5 pages

(a)	Amount Beneficially Owned: 13,274,546

(b)	Percent of Class: 11.4% (1)

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote: 4,423,333 (2)

(ii)	Shared power to vote or to direct the vote: 8,851,213 (3)

(iii)	Sole power to dispose or to direct the disposition of: 4,423,333 (2)

(iv)	Shared power to dispose or to direct the disposition of: 8,851,213 (3)

(1)	The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person as of December 31, 2015 is based on 111,903,177 shares of Copart Common Stock outstanding, which is calculated by subtracting the 8,333,333 of Copart Common Stock that Copart indicated were acquired in their modified “Dutch Auction” tender offer on Schedule TO/A on December 30, 2015 from the 120,236,510 shares of Copart Common Stock indicated as outstanding as of November 23, 2015 in Copart’s Quarterly Report on Form 10-Q for the period ended October 31, 2015.
(2)	Includes options to purchase 4,423,333 shares of Common Stock, which will be exercisable within 60 days of December 31, 2015.
(3)	Consists of 7,476,885 shares of Common Stock held of record by the Willis J. Johnson and Reba J. Johnson Revocable Trust DTD 1/16/1977 (“Johnson Trust”) and 1,374,328 shares of Common Stock held of record by the Reba Family Limited Partnership II (“Limited Partnership”). Willis J. Johnson, a member of the Issuer’s board of directors and named executive officer, is a trustee of the Johnson Trust and a general partner of the Limited Partnership. Reba J. Johnson, Willis J. Johnson’s spouse, is a trustee of the Johnson Trust and a general partner of the Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

WILLIS J. JOHNSON

/s/ Willis J. Johnson